March 10, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re:	Lee Enterprises, Incorporated
	Form 10-K for the year ended September 30, 2005
	Form 10-Q for the quarterly period ended December 30, 2005 Commission file #: 001-06227

Dear Mr. Schmidt:

We have reviewed your February 23, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended September 30, 2005

Note 2. Acquisitions

1. We note from your response to our prior comment 3 that you utilized a valuation report of a review performed by Bearing Point in the valuation of your intangible assets. Please explain to us why the value of intangible assets as summarized by Bearing Point on page
7 of their report is not the amount used in your purchase price allocation of Pulitzer for each category of intangible (customer lists, newspaper subscriber lists, and mastheads).


2. Also, we do not believe that your response or the valuation report provided adequately addressed the concerns raised in our prior comment number 3. Based on our review of the valuation report provided in connection with your response, it appears that the useful lives used were based on management`s estimates of "churn rates" as described on page 10 of the valuation report. Accordingly, as requested in our prior comment, please provide us with detail of the historical retention/attrition rates with respect to Pulitzer`s advertisers and explain how this historical experience supports the use of a 21 year useful life for customers acquired in the Pulitzer acquisition. We may have further comment upon receipt of your response.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Carl G. Schmidt
Lee Enterprises
March 10, 2006
Page 1